Exhibit 3.1

CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

OF

HOVNANIAN ENTERPRISES, INC.

It is hereby certified that:

1.     The name of the corporation (hereinafter called the “Corporation”) is Hovnanian Enterprises, Inc.

2.     The Certificate of Incorporation of the Corporation is hereby amended by deleting the first paragraph of Paragraph FOURTH thereof in its entirety and substituting in lieu thereof the following new first paragraph:

FOURTH: The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 460,100,000, of which 400,000,000 shares shall be Class A Common Stock having a par value of one cent ($0.01) per share (the “Class A Common Stock”), 60,000,000 shares shall be Class B Common Stock having a par value of one cent ($0.01) per share (the “Class B Common Stock”) and 100,000 shares shall be Preferred Stock having a par value of one cent ($0.01) per share (the “Preferred Stock”).

3.     The amendment of the Certificate of Incorporation of the Corporation herein certified was duly adopted pursuant to, and in accordance with, the provisions of Section 242 of the General Corporation Law of the State of Delaware, by the Board of Directors of the Corporation on December 14, 2012.

4.     The amendment of the Certificate of Incorporation of the Corporation herein certified was duly adopted pursuant to, and in accordance with, the provisions of Section 242 of the General Corporation Law of the State of Delaware, by the stockholders of the Corporation on March 12, 2013.

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IN WITNESS WHEREOF, this amendment to the Certificate of Incorporation has been executed on behalf of the Corporation this 12th day of March 2013.

By:	/s/ Michael Discafani
Name:	Michael Discafani
Title:	Vice President, Corporate Counsel and Secretary

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